UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

July 1, 2025

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Transaction in own shares” dated June 2, 2025.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital” dated June 2, 2025.

Exhibit 3	Press Release entitled “On track for FY delivery; revenue slightly ahead of previous guidance” dated June 3, 2025.

Exhibit 4	Press Release entitled “Transaction in own shares” dated June 3, 2025.

Exhibit 5	Press Release entitled “Transaction in own shares” dated June 4, 2025.

Exhibit 6	Press Release entitled “Transaction in own shares” dated June 5, 2025.

Exhibit 7
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated June 5, 2025.

Exhibit 8	Press Release entitled “Transaction in own shares” dated June 6, 2025.

Exhibit 9	Press Release entitled “Transaction in own shares” dated June 9, 2025.

Exhibit 10	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated June 9, 2025.

Exhibit 11	Press Release entitled “Transaction in own shares” dated June 10, 2025.

Exhibit 12	Press Release entitled “Transaction in own shares” dated June 11, 2025.

Exhibit 13	Press Release entitled “Transaction in own shares” dated June 12, 2025.

Exhibit 14	Press Release entitled “Transaction in own shares” dated June 13, 2025.

Exhibit 15	Press Release entitled “Transaction in own shares” dated June 16, 2025.

Exhibit 16
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Quarterly Dividends for the year ended 31 December 2024: Payment No. 2 – August 2025 (the “August 2025 Dividend”) South Africa Branch Register Finalisation Information” dated June 17, 2025.

Exhibit 17	Press Release entitled “Transaction in own shares” dated June 17, 2025.

Exhibit 18	Press Release entitled “Transaction in own shares” dated June 18, 2025.

Exhibit 19	Press Release entitled “Transaction in own shares” dated June 19, 2025.

Exhibit 20
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated June 20, 2025.

Exhibit 21	Press Release entitled “Transaction in own shares” dated June 23, 2025.

Exhibit 22	Press Release entitled “Transaction in own shares” dated June 24, 2025.

Exhibit 23	Press Release entitled “Transaction in own shares” dated June 25, 2025.

Exhibit 24	Press Release entitled “Transaction in own shares” dated June 26, 2025.

Exhibit 25	Press Release entitled “Transaction in own shares” dated June 27, 2025.

Exhibit 26	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Share Buyback Programme” dated June 27, 2025.

Exhibit 27	Press Release entitled “Transaction in own shares” dated June 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date:  July 1, 2025